UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Constellation Energy Group, Inc.
_________________________________________________________________________________
(Name of Issuer)

Common Stock, No Par Value
_________________________________________________________________________________
(Title of Class of Securities)

210371100
________________________________________________________________________________
(CUSIP Number)

Jean-Pierre Benqué
EDF Inc. (formerly known as EDF Development Inc.)
1300 Eye Street, N.W., Suite 300
Washington, DC 20005
(202) 777-1140
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2010
________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Électricité de France S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization France
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons. E.D.F. International S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization France
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons. EDF Inc. (formerly known as EDF Development Inc.)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person with	8.	Shared Voting Power 16,964,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,964,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,964,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11) 8.44%
14.	Type of Reporting Person (see instructions) CO

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 5 to Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation").  The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 2. Identity and Background.

Paragraph (a) of Item 2 is hereby amended and restated in its entirety as follows:

(a)  This Schedule 13D is being filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Électricité de France S.A. ("EDF"); (ii) E.D.F. International S.A. ("EDFI"); and (iii) EDF Inc. (formerly known as EDF Development Inc.) ("EDFD").   The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.7 hereto.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

On November 6, 2009, EDFD consummated the acquisition of a 49.99% ownership interest in the nuclear generation and operation business of Constellation (the "Transaction").  In connection with the Transaction, on December 17, 2008, EDFD provided a $1 billion up-front cash investment in Constellation in the form of nonconvertible cumulative preferred stock (the "Preferred"), which was redeemed and credited against the purchase price for the nuclear generation and operation business upon consummation of the Transaction.  In connection with the acquisition of the Preferred by EDFD, EDFD appointed an observer to the board of directors of Constellation.  On March 31, 2010, Constellation appointed to its board of directors EDFI's director nominee, Daniel Camus (in lieu of EDFD's right to appoint an observer).

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) EDFD is the beneficial owner of 16,964,095 shares of Constellation's Common Stock. Based on information contained in Constellation's Form 10-K filing with the Securities and Exchange Commission for the fiscal year ended December 31, 2009, there were 201,091,187 issued and outstanding shares of Constellation's Common Stock as of January 29, 2010; accordingly, EDFD is the beneficial owner of 8.44% of Constellation's issued and outstanding Common Stock.  EDFI and EDF, as the direct and indirect parent companies of EDFD, may be deemed to be the beneficial owners of the Constellation Common Stock in which EDFD has beneficial ownership.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.7	Joint Filing Agreement, dated as of November 10, 2009, by and among Électricité de France S.A., E.D.F. International S.A., and EDF Development Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: March 31, 2010
ÉLECTRICITÉ DE FRANCE S.A.

/s/ Daniel Camus
Name:  Daniel Camus
Title:    GROUP SENIOR EXECUTIVE VICE PRESIDENT
     INTERNATIONAL & STRATEGY

E.D.F. INTERNATIONAL S.A.

/s/ Anne Le Lorier
Name:  Anne Le Lorier
Title:    DIRECTEUR GÉNÉRAL ADJOINT CORPORATE
     FINANCE – TRÉSORERIE
     EXECUTIVE DIRECTOR

EDF INC.

/s/ Alexander Daniels
Name:  Alexander Daniels
Title:    VICE PRESIDENT, LEGAL AND CORPORATE
     SECRETARY